Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated

Financial Statements

March 31, 2016

(expressed in thousands of Canadian dollars)

May 16, 2016

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.
Unaudited Interim Consolidated Balance Sheets
As at March 31, 2016 and June 30, 2015
(expressed in thousands of Canadian dollars)

	March 31, 2016	June 30, 2015
	$	$
Assets
Current assets
Cash	48,741	42,907
Amounts receivable (note 4)	211,848	178,076
Prepaid expenses and other	8,086	22,078
Investment in film and television programs (note 5)	238,617	194,226
	507,292	437,287
Long-term amounts receivable (note 4)	14,039	11,091
Deferred financing fees	571	706
Property and equipment	17,986	17,817
Intangible assets (note 6)	150,323	127,396
Goodwill	212,101	213,941
	902,312	808,238
Liabilities
Current liabilities
Bank indebtedness (note 7)	3,358	—
Accounts payable and accrued liabilities	125,725	109,143
Deferred revenue	43,848	49,323
Interim production financing (note 7)	88,445	67,743
Current portion of long-term debt and obligations under finance leases (note 7)	17,862	12,916
	279,238	239,125
Long-term debt and obligations under finance leases (note 7)	303,534	269,902
Long-term deferred revenue	949	1,686
Other liabilities	22,488	12,542
Deferred income taxes (note 9)	17,151	23,029
	623,360	546,284
Shareholders’ Equity	278,952	261,954
	902,312	808,238
Commitments and contingencies (note 13)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statement of Changes in Equity
For the nine months periods ended March 31, 2016 and 2015
(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive loss $	Retained earnings $	Total $
Balance - June 30, 2014	207,227	12,486	(1,203)	4,839	223,349
Net income for the period	—	—	—	15,837	15,837
Other comprehensive loss for the period	—	—	(9,470)	—	(9,470)
Comprehensive income for the period	—	—	(9,470)	15,837	6,367
Shares issued pursuant to the employee share purchase plan ("ESPP")	114	—	—	—	114
Share issue costs, net of tax	(136)	—	—	—	(136)
Shares issued for Nerd Corps acquisition	26,075	—	—	—	26,075
Dividends reinvested and paid	98	—	—	(4,848)	(4,750)
Share-based compensation	—	3,089	—	—	3,089
Stock options exercised	1,666	(531)	—	—	1,135
Balance - March 31, 2015	235,044	15,044	(10,673)	15,828	255,243

Balance - June 30, 2015	236,757	15,756	(8,355)	17,796	261,954
Net income for the period	—	—	—	29,414	29,414
Other comprehensive loss for the period	—	—	(9,348)	—	(9,348)
Comprehensive income for the period	—	—	(9,348)	29,414	20,066
Shares issued pursuant to the ESPP	200	—	—	—	200
Normal course issuer bid ("NCIB") shares repurchased and cancelled	(1,265)	(3,775)	—	—	(5,040)
Stock options exercised	3,995	(1,249)	—	—	2,746
Dividends reinvested and paid	334	—	—	(5,744)	(5,410)
Share-based compensation	—	4,436	—	—	4,436
Balance - March 31, 2016	240,021	15,168	(17,703)	41,466	278,952

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statements of Income
For the three and nine month periods ended March 31, 2016 and 2015
(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
	$	$	$	$
Revenues (note 17)	84,095	85,582	229,485	192,869
Expenses (note 11)
Direct production costs and expense of film and television produced	35,961	44,383	109,045	93,829
Acquisition costs	—	—	—	4,995
Amortization of property and equipment and intangible assets	3,937	3,434	10,610	7,235
Development expenses and other	1,667	807	4,122	2,712
Tangible benefit obligation expense	—	—	—	14,215
Write-down of investment in film and television programs	450	517	950	532
Selling, general and administrative	19,304	16,368	54,925	43,064
Finance expense (note 10)	11,905	3,402	15,288	14,641
Finance income (note 10)	(104)	(8,026)	(264)	(10,494)
	73,120	60,885	194,676	170,729
Income before income taxes	10,975	24,697	34,809	22,140
Provision for (recovery of) income taxes
Current income taxes (note 9)	3,696	4,626	11,537	12,783
Deferred income taxes (note 9)	(2,940)	2,040	(6,142)	(6,480)
	756	6,666	5,395	6,303
Net income for the period	10,219	18,031	29,414	15,837
Basic earnings per common share (note 15)	0.08	0.15	0.24	0.13
Diluted earnings per common share (note 15)	0.08	0.14	0.23	0.13

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
For the three and nine month periods ended March 31, 2016 and 2015
(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
	$	$	$	$
Net income for the period	10,219	18,031	29,414	15,837
Other comprehensive loss
Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	(3,323)	(4,260)	(9,348)	(9,470)
Comprehensive income for the period	6,896	13,771	20,066	6,367

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Consolidated Statements of Cash Flows
For the nine month periods ended March 31, 2016 and 2015
(expressed in thousands of Canadian dollars)

	2016	2015
	$	$
Cash provided by (used in)
Operating activities
Net income for the period	29,414	15,837
Charges (credits) not involving cash
Amortization of property and equipment	3,256	2,462
Amortization of intangible assets	7,354	4,773
Unrealized foreign exchange loss (gain)	2,454	(605)
Amortization of deferred financing fees	1,218	1,094
Write-down of investment in film and television programs	950	532
Accretion on tangible benefit obligation	628	578
Debt extinguishment charge	—	3,912
Share-based compensation	4,436	3,089
Tangible benefit obligation expense	—	14,215
Amortization of debt premium	21	(94)
Movement in the fair value of embedded derivatives	1,000	(1,341)
Deferred tax recovery	(6,142)	(6,480)
Net investment in film and television programs (note16)	(46,810)	(9,615)
Net change in non-cash balances related to operations (note16)	(26,595)	(7,409)
Cash provided by (used in) operating activities	(28,816)	20,948
Financing activities
Dividends paid	(5,410)	(4,750)
Proceeds from issuance of common shares related to ESPP and options exercised	2,944	1,254
Common shares repurchased and cancelled pursuant to the NCIB	(5,040)	—
Deferred financing fees	—	(289)
Proceeds from (repayment of) bank indebtedness	3,358	(4,930)
Proceeds from interim production financing	20,702	3,879
Proceeds from long-term debt, net of costs	47,198	360,172
Decrease in restricted cash	—	4
Repayment of long-term debt and obligations under finance leases	(11,352)	(158,321)
Cash provided by financing activities	52,400	197,019
Investing activities
Business acquisitions, net of cash acquired	—	(208,062)
Acquisition of property and equipment	(1,480)	(4,386)
Acquisition/cost of intangible assets	(16,620)	(268)
Cash used in investing activities	(18,100)	(212,716)
Effect of foreign exchange rate changes on cash	350	607
Net change in cash and cash equivalents during the period	5,834	5,858
Cash and cash equivalents - Beginning of period	42,907	26,679
Cash and cash equivalents - End of period	48,741	32,537

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international market, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its unaudited interim condensed consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34") Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2015. The financial statements should be read in conjunction with the Company's annual financial statements for the year ended June 30, 2015.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These	consolidated financial statements have been authorized for issuance by the Board of Directors on May 11, 2016.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2015, unless otherwise noted. Refer to note 3 of the Company's financial statements for the year ended June 30, 2015 for more information on new accounting standards and amendments not yet effective.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Amendment to IAS 38

In May 2014, the IASB issued an amendment to IAS 38, stating that there is a rebuttable presumption that amortization methods based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendment states that the presumption can be overcome when the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. This amendment is effective for annual periods beginning on or after January 1, 2016, which will be July 1, 2016 for the Company, and is to be applied prospectively. The Company is currently reviewing the impact of this amendment on its financial statements. Based on its preliminary evaluation, the Company does not believe the amendment will have a material impact in its financial statements; however, the Company has not reached a final determination.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, "Leases" ("IFRS 16") effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have also adopted IFRS 15. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and supersedes IAS 17, "Leases". The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently reviewing the impact of IFRS 16 on its financial statements.

4	Amounts receivable

	March 31, 2016	June 30, 2015
	$	$
Trade receivables	112,419	100,287
Less: provision for impairment of trade receivables	(5,472)	(5,798)
	106,947	94,489
Goods and services tax recoverable (payable), net	1,488	(279)
Federal and provincial film tax credits and other government assistance	103,413	83,866
Short-term amounts receivable	211,848	178,076
Long-term amounts receivable	14,039	11,091
Total amounts receivable	225,887	189,167

(2)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Amounts receivable (continued)

The aging of trade receivables not impaired is as follows:

	March 31, 2016	June 30, 2015
	$	$
Less than 60 days	91,176	88,151
Between 60 and 90 days	5,240	1,987
Over 90 days	10,531	4,351
	106,947	94,489

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	March 31, 2016	June 30, 2015
	$	$
Opening balance	5,798	3,730
Provision for receivables	1,141	3,136
Receivables written off during the period	(1,119)	(1,254)
Recoveries of receivables previously provided for	(34)	(43)
Exchange differences	(314)	229
Closing balance	5,472	5,798

(3)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Investment in film and television programs

	March 31, 2016	June 30, 2015
	$	$
Development costs	1,334	1,290
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	28,986	23,227
Acquired participation rights - theatrical and non-theatrical
Cost	123,361	123,361
Accumulated expense	(48,990)	(36,534)
	74,371	86,827
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	410,949	344,263
Accumulated expense	(309,133)	(261,347)
Accumulated write-down of investment in film and television programs	(9,154)	(8,204)
	92,662	74,712
Program and film rights - broadcasting
Cost	98,663	46,006
Accumulated expense	(57,399)	(37,836)
	41,264	8,170
	238,617	194,226

All program and film rights - broadcasting, noted above, relate to DHX Television.

The Company expects that 12% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2016. The Company expects that 32% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2018. The Company expects that over 52% of the costs related to productions completed will be realized by June 30, 2020.

During the three and nine months ended March 31, 2016 interest of $350 and $1,652 (March 31, 2015 - $732 and $1,229) has been capitalized to investment in film and television programs.

(4)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	March 31, 2016	June 30, 2015
	$	$
Net opening investment in film and television programs	194,226	146,631
Productions acquired	—	24,327
Cost of productions (completed and released and productions in progress), net of government assistance and third party participation	67,548	89,493
Increase (decrease) in development costs	44	(1,116)
Expense of investment in film and television programs	(60,242)	(77,829)
Expense of program and film rights - broadcasting	(19,563)	(37,836)
Increase of program and film rights - broadcasting	52,657	28,853
Write-down in value of certain investment in film and television programs	(950)	(1,814)
Program and film rights acquired - broadcasting	—	17,153
Exchange differences	4,897	6,364
	238,617	194,226

Consolidated Structured Entity

To facilitate the production of two new television series (the “Productions”), the Company has entered into two production financing structures whereby entities, in which the Company has no direct ownership interest, will complete the Productions. The Company, through contractual agreements, has creative control of the Productions and must fund any overspend on the Productions. Therefore, the Company has the ability to direct the relevant activities of the entities and can use its power to affect the amount of returns it obtains. Consequently, the Company controls these entities and consolidates them. The underlying assets of the entities at March 31, 2016 were investment in film and television programs, cash, amounts receivable and account payable and liabilities are included in the Company’s consolidated results and totalled assets of $12,436 and liabilities of $12,436 (June 30, 2015 - $12,920 and $12,920 respectively).

(5)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Intangible assets

All broadcast licenses relate to the operations of DHX Television.

	Broadcast licenses	Broadcaster relationships	Customer relationships	Brands	Production and distribution rights (1)	Other	Total
	$	$	$	$	$	$	$
For the nine months ended March 31, 2015
Opening book value - June 30, 2014	—	2,871	11,612	18,622	—	885	33,990
DHX Television acquisition	110,200	—	—	5,600	—	—	115,800
Nerd Corps acquisition	—	—	15,800	7,300	—	3,590	26,690
Amortization	—	(607)	(1,351)	(2,494)	—	(321)	(4,773)
Additions	—	—	—	268	—	—	268
Foreign exchange differences	—	2	139	30	—	—	171
Net book value	110,200	2,266	26,200	29,326	—	4,154	172,146
At March 31, 2015
Cost	110,200	7,362	27,620	35,019	—	6,517	186,718
Accumulated amortization	—	(5,112)	(3,398)	(6,267)	—	(2,363)	(17,140)
Foreign exchange differences	—	16	1,978	574	—	—	2,568
Net book value	110,200	2,266	26,200	29,326	—	4,154	172,146
For the nine months ended March 31, 2016
Opening book value - June 30, 2015	67,800	2,075	25,990	27,686	—	3,845	127,396
Nerd Corps acquisition	—	—	—	—	—	820	820
Amortization	—	(615)	(2,135)	(2,858)	(645)	(1,101)	(7,354)
Additions	—	—	—	1,157	29,328	—	30,485
Foreign exchange differences	—	7	(787)	(244)	—	—	(1,024)
Net book value	67,800	1,467	23,068	25,741	28,683	3,564	150,323
At March 31, 2016
Cost	67,800	7,362	27,920	35,077	29,328	7,327	174,814
Accumulated amortization	—	(5,939)	(6,237)	(9,846)	(645)	(3,763)	(26,430)
Foreign exchange differences	—	44	1,385	510	—	—	1,939
Net book value	67,800	1,467	23,068	25,741	28,683	3,564	150,323

(1) Production and distribution rights will be amortized on a straight line basis over the term of the contract, being 10 to 25 years.

(6)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	March 31, 2016	June 30, 2015
	$	$
Bank indebtedness	3,358	—
Interim production financing	88,445	67,743
Long-term debt and obligations under finance leases	321,396	282,818
Interest bearing debt and obligations under finance leases	413,199	350,561
Amount due within 12 months	(109,665)	(80,659)
Amount due beyond 12 months	303,534	269,902

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television, the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility. The Amended and Restated Senior Secured Credit Agreement was further amended on October 31, 2014, November 30, 2014 and December 19, 2014 in conjunction with: i) The acquisition of the Echo Bridge assets; ii) The issuance of the Senior Unsecured Notes (note 7 (c)); and iii) The acquisition of Nerd Corps, respectively. Additional amendments were completed on June 30, 2015, September 30, 2015 and December 31, 2015.

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

a)	Bank indebtedness

As of December 31, 2015, the Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to the Drawdown Rate + 4.50% of the outstanding Amended Revolving Facility. At March 31, 2016, the entire amount of Amended Revolving Facility was payable in British pounds being £GBP 1,800 (June 30, 2015 - £GBP nil).

As at March 31, 2016, the Company had undrawn bank indebtedness of $26,642 available.

(7)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing

	March 31, 2016	June 30, 2015
	$	$
Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% - 1.20%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $103,322 at March 31, 2016 (June 30, 2015 - $78,617).	88,445	67,743

As of March 31, 2016, the Company had $13,410 (June 30, 2015 - $16,604) in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

During the nine months ended March 31, 2016, the $CDN bank prime rate averaged 2.71% (year ended June 30, 2015 - 2.93%).

Federal and provincial film tax credits receivable (see note 4) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid, as required by the financing agreement.

c)	Long-term debt and obligations under capital leases

	March 31, 2016	June 30, 2015
	$	$
Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility Agreement, (note 7(c)(i)), net of unamortized issuance costs of $2,412 (June 30, 2015 - $2,476)	146,450	109,747
Senior Unsecured Notes net of issuance costs, fair value of the Redemption Option and the unamortized premium of $4,362 (June 30, 2015 - $5,094) (note 7 (c)(ii))	170,668	169,520
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from April 2016 to February 2019	4,278	3,551
	321,396	282,818
Less: Current portion	(17,862)	(12,916)
	303,534	269,902

(8)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

(i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, maturing on July 31, 2019.

In conjunction with the issuance of the senior unsecured notes ("Senior Unsecured Notes" or "Notes"), the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US$20,000, maturing on July 31, 2019.

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the remaining balance due on maturity, which is July 31, 2019.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

As at March 31, 2016, the Amended Term Facility is fully drawn, and the amount payable in US dollars was US$37,737 (June 30, 2015 - US$19,846); the remainder of the Amended Term Facility is payable in Canadian dollars.

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 3.50.

(9)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at March 31, 2016, the Company is in compliance with these ratios.

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $175,000. The Senior Unsecured Notes bear interest of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

As at March 31, 2016, the outstanding principal amount due on the Senior Unsecured Notes was $175,000 (June 30, 2015 - $175,000).

Net proceeds of $169,760 from the issuance of the Senior Unsecured Notes were used to repay debt under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statements of income (note 10). On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

The Notes contain non-financial covenants and customary events of default clauses. As of March 31, 2016, the Company was in compliance with all of its covenants under the Notes.

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$
Year ended June 30, 2016	4,693
2017	18,705
2018	18,168
2019	17,285
2020 and beyond	269,285

(10)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at March 31, 2016, the Company had 96,951,091 Common Voting Shares, 28,103,770 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

During the nine months ended March 31, 2016, the Company issued 23,802 common shares, at an average price of $8.39 as part of the Company’s employee share purchase plan.

During the nine months ended March 31, 2016, 1,663,125 common shares were issued out of treasury at an average price of $1.65 upon exercise of stock options.

During the nine months ended March 31, 2016, the Company issued 44,622 shares at an average price of $7.48, as part of the shareholder enrollment in the Company's dividend reinvestment program.

During the nine months ended March 31, 2016, the Company repurchased and cancelled 659,000 Common Voting Shares at an average price of $7.64 for gross costs of $5,040 pursuant to a normal course issuer bid.

Options

On October 1, 2015, 1,446,500 stock options were issued to employees at $8.40 per share, vesting over four years, expiring on September 30, 2022.

On November 19, 2015, 25,000 stock options were issued to an employee at $8.03 per share, vesting over four years, expiring on November 18, 2022.

On December 18, 2015, 600,000 stock options were issued to an employee at $8.32 per share, vesting over three and four years, expiring on December 17, 2022.

On February 19, 2016, 350,000 stock options were issued to employees at $6.93 per share, vesting over four years, expiring on February 18, 2023.

On February 29, 2016, 25,000 stock options were issued to an employee at $6.76 per share, vesting over four years, expiring on February 28, 2023.

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the nine months ended March 31, 2016 are as follows:

Weighted average grant value date	$2.75
Risk free interest rate	0.64%
Expected option life	5 years
Expected volatility	41%
Expected dividend yield	0.75%

Changes in the assumptions can materially affect the fair value of estimates and therefore, the existing models do not necessarily provide a reliable measure of the fair value of stock options.

During the nine months ended March 31, 2016, 1,663,125 stock options were exercised at an average price of $1.65 per share for total proceeds of $2,746.

(11)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Income taxes

Significant components of the Company’s net deferred income tax liability as at March 31, 2016 and June 30, 2015 are as follows:

	March 31, 2016	June 30, 2015
	$	$
Broadcast licenses	(8,984)	(8,984)
Tangible benefit obligation	3,261	3,979
Leasehold inducement	194	169
Foreign tax credits	303	303
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(1,180)	(1,379)
Share issuance costs and deferred financing fees	709	997
Investment in film and television programs	(14,580)	(15,064)
Intangible assets	(9,018)	(11,735)
Non-capital losses and other	12,080	8,621
Net deferred income tax liability	(17,151)	(23,029)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $29,267 at March 31, 2016 (June 30, 2015 - $12,944).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
	$	$	$	$
Income tax expense based on combined federal and provincial tax rates of 31% (March 31, 2015 - 31%)	3,402	7,657	10,791	6,864
Income taxes increased (reduced) by:
Share-based compensation	509	428	1,410	958
Non-deductible acquisition costs	—	114	—	765
Tax rate differential	(1,280)	(974)	(3,634)	(1,459)
Other	(1,875)	(559)	(3,173)	(825)
Provision for (recovery of) income taxes	756	6,666	5,394	6,303

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

(12)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
	$	$	$	$
Finance income
Interest income	104	42	264	216
Net foreign exchange gain	—	7,984	—	10,278
	104	8,026	264	10,494
Finance expense
Interest expense on bank indebtedness	118	264	411	1,152
Accretion of tangible benefit obligation	168	217	628	578
Interest on long-term debt, obligations under finance leases and other	5,366	4,058	13,880	10,434
Movement in fair value of the Embedded Derivatives on the Senior Unsecured Notes (note 7)	250	(1,066)	1,000	(1,341)
Debt extinguishment charge	—	—	—	3,912
Amortization of debt premium on Senior Unsecured Notes (note 7)	7	(71)	21	(94)
Net foreign exchange loss (gain)	5,996	—	(652)	—
	11,905	3,402	15,288	14,641

(13)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		NIne months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
	$	$
Investment in film and television programs
Direct production and new media costs	15,828	8,577	29,240	18,143
Expense of film and television programs	12,595	20,312	47,786	36,958
Expense of film and broadcast rights for broadcasting	4,494	10,472	19,563	27,681
Expense of acquired library	3,044	5,022	12,456	11,047
Write-down of investment in film and television programs	450	517	950	532
Development expenses and other	1,667	807	4,122	2,712
Office and administrative	8,641	6,069	19,425	15,564
Tangible benefit obligation expense	—	—	—	14,215
Finance expense, net	11,801	(4,624)	15,024	4,147
Investor relations and marketing	181	550	898	922
Professional and regulatory	1,346	565	3,091	6,847
Amortization of property and equipment and intangible assets	3,937	3,434	10,610	7,235
	63,984	51,701	163,165	146,003
The following sets out the components of employee benefits expense:
Salaries and employee benefits	7,608	7,806	27,075	21,637
Share-based compensation	1,528	1,378	4,436	3,089
	9,136	9,184	31,511	24,726
	73,120	60,885	194,676	170,729

12	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.

Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

(14)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Financial instruments (continued)

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	March 31, 2016		June 30, 2015
	Fair value hierarchy	Fair value liability(1)	Fair value hierarchy	Fair value liability(1)
Embedded Derivatives (2)	Level 2	(518)	Level 2	482

(1)	The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2)	The fair values of the Embedded Derivatives are determined using valuation models.

Financial assets and liabilities not measured at fair value

The carrying amounts reported on the financial statements for cash and cash equivalents, restricted cash, trade receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The following table summarizes the fair value and carrying value of other financial assets and liabilities that are not recognized at fair value on a recurring basis on the consolidated balance sheets:

	As at
	March 31, 2016			June 30, 2015
	Fair value hierarchy	Fair value liability	Carrying value	Fair value hierarchy	Fair value liability	Carrying value
Amended Term Facility (1)	Level 1	(146,450)	(146,450)	Level 2	(109,746)	(109,746)
Senior Secured Notes (2)	Level 2	(172,731)	(171,433)	Level 2	(173,250)	(170,161)
Obligations under finance leases (3)	Level 2	(4,278)	(4,278)	Level 2	(3,551)	(3,551)
Interim production financing (4)	Level 2	(88,445)	(88,445)	Level 2	(67,743)	(67,743)
Other liabilities (5)	Level 3	(22,488)	(22,488)	Level 3	(12,542)	(12,542)

(1)	The interest rates on the Amended Term Facility resets every 90 days; therefore, the fair value, using a market approach approximates the carrying value.

(2)	Management estimates the fair value using a market approach, based on publicly disclosed trades between arm's length parties.

(3)	Management estimates the fair value using a discounted cash flow analysis, based on discount rates that reflect current conditions.

(4)	Variable interest rates were renegotiated during the previous year, therefore management believes the fair value approximates the carrying value.

(5)	The fair value of other liabilities, which includes the tangible benefit obligation and the long-term portion of certain other contractual liabilities, was estimated based on discounting the expected future cash flows at 6%. The key unobservable assumptions in calculating the fair value are the timing of the payments over the next six years related to the tangible benefit obligation included in other liabilities, and the discount rate used for discounting the other liabilities.

(15)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$
Year ended June 30, 2016	1,786
2017	7,395
2018	6,411
2019	5,172
Beyond 2019	25,841

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $15,104.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at March 31, 2016, related to the above matters is estimated at $400.

14	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and to sustain the operations of DHX Television. During the nine months ended March 31, 2016, the Company declared dividends totalling $5,744 (March 31, 2015 - $4,848). The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	March 31, 2016	June 30, 2015
	$	$
Total bank indebtedness, long-term debt and obligations under capital leases	324,754	282,818
Less: Cash	(48,741)	(42,907)
Net debt	276,013	239,911
Total Shareholders’ Equity	278,952	261,954
	554,965	501,865

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

(16)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	Three months ended		Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
	$	$	$	$
Net income	10,219	18,031	29,414	15,837
Weighted average number of common shares	125,217,741	123,206,989	124,644,405	121,156,759
Basic earnings per share	0.08	0.15	0.24	0.13

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three and nine months ended March 31, 2016 the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 1,000,197 and 1,716,841 respectively (March 31, 2015 2,890,772 and 3,045,221).

	Three months ended		Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
	$	$	$	$
Net income	10,219	18,031	29,414	15,837
Weighted average number of common shares	126,217,938	126,097,761	126,361,246	124,201,980
Diluted earnings per share	0.08	0.14	0.23	0.13

(17)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Net change in non-cash balances related to operations

	March 31, 2016	March 31, 2015
	$	$
Increase in amounts receivable	(43,118)	(29,795)
Decrease in prepaid expenses and deposits	13,992	672
Decrease in long-term amounts receivable	(2,948)	(1,714)
Increase in accounts payable and accrued liabilities	14,444	20,265
Increase (decrease) in deferred revenue	(6,211)	3,163
Tangible benefit obligation payments	(2,754)	—
	(26,595)	(7,409)

During the period, the Company paid and received the following:
	$	$
Interest paid	16,091	16,808
Interest received	264	101
Taxes paid	6,619	6,219

Net investment in film and television programs

	March 31, 2016	March 31, 2015
	$	$
Expense of film and television programs	47,786	36,959
Expense of film and broadcast rights for broadcasting	19,563	27,681
Expense of acquired library	12,456	11,046
Decrease (increase) in development	(44)	141
Increase in theatrical productions in progress	(5,759)	(869)
Increase in non-theatrical productions completed and released	(68,154)	(59,139)
Increase in program and film rights - broadcasting	(52,657)	(25,434)
	(46,809)	(9,615)

(18)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Core Business") on a geographic basis. The Company has determined that it has three reportable segments being the Core Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended March 31, 2016
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	7,416	15,727	60,952	84,095
Direct production cost and expenses, general and administrative expenses	5,771	8,839	40,655	55,265
Segment profit	1,645	6,888	20,297	28,830
Amortization				3,937
Finance expense, net				11,801
Other expense, net				2,117
Income before income taxes				10,975

	Three months ended March 31, 2015
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	3,467	20,414	61,701	85,582
Direct production cost and expenses, general and administrative expenses	2,850	13,710	44,191	60,751
Segment profit	617	6,704	17,510	24,831
Amortization				3,434
Finance expense, net				(4,624)
Acquisition costs				—
Other expense, net				1,324
Income before income taxes				24,697

(19)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

	Nine months ended March 31, 2016
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	21,247	53,327	154,911	229,485
Direct production cost and expenses, general and administrative expenses	13,521	33,177	117,272	163,970
Segment profit	7,726	20,150	37,639	65,515
Amortization				10,610
Finance expense, net				15,024
Other expense, net				5,072
Income before income taxes				34,809

	As at March 31, 2016
Non-current assets
Long-term amounts receivable	—	—	14,039	14,039
Deferred financing fees	—	—	571	571
Property and equipment	350	636	17,000	17,986
Intangible assets	9,082	72,652	68,589	150,323
Goodwill	—	29,864	182,237	212,101
	9,432	103,152	282,436	395,020

	As at March 31, 2016
Current liabilities
Bank indebtedness	—	—	3,358	3,358
Accounts payable and accrued liabilities	12,375	25,793	87,557	125,725
Deferred revenue	1,542	—	42,306	43,848
Interim production financing	—	—	88,445	88,445
Current portion of long-term debt and obligations under finance leases	—	—	17,862	17,862
	13,917	25,793	239,528	279,238

(20)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

	Nine months ended March 31, 2015
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	9,495	56,312	127,062	192,869
Direct production cost and expenses, general and administrative expenses	8,515	37,088	91,290	136,893
Segment profit	980	19,224	35,772	55,976
Amortization				7,235
Finance expense, net				4,147
Acquisition costs				4,995
Other expense, net				17,459
Income before income taxes				22,140

	As at June 30, 2015
Non-current assets
Long-term amounts receivable	—	—	11,091	11,091
Deferred financing fees	—	—	706	706
Property and equipment	549	918	16,350	17,817
Intangible assets	10,743	73,087	43,566	127,396
Goodwill	—	29,864	184,077	213,941
	11,292	103,869	255,790	370,951

	As at June 30, 2015
Current liabilities
Accounts payable and accrued liabilities	12,458	18,806	77,879	109,143
Deferred revenue	2,690	—	46,633	49,323
Interim production financing	—	—	67,743	67,743
Current portion of long-term debt and obligations under finance leases	—	—	12,916	12,916
	15,148	18,806	205,171	239,125

(21)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	Three months ended		Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
	$	$	$	$
Core Business
Production revenue	12,106	15,046	36,919	32,965
Distribution revenue	23,933	30,484	56,541	53,235
Producer and service fee revenue	14,048	8,208	39,839	21,471
Merchandising and licensing and other revenue	10,863	7,963	21,612	19,391
	60,950	61,701	154,911	127,062
DHX Television revenue
Subscriber revenue	14,491	18,271	46,764	48,603
Promotion and advertising revenue	1,235	2,143	6,563	7,709
	15,726	20,414	53,327	56,312
CPLG
Third party brand representation revenue	7,419	3,467	21,247	9,495
	84,095	85,582	229,485	192,869

Of the Company’s $84,095 and $229,485 in revenues for the three and nine months ended March 31, 2016, (March 31, 2015 - $85,582 and $192,869), $49,604 and $140,597 was attributable to the Company’s entities based in Canada (March 31, 2015 - $73,721 and $160,274), $792 and $4,746 (March 31, 2015 - $5,198 and $11,109) was attributable to the Company’s entities based in the USA and $33,699 and $84,142 (March 31, 2015 - $6,663 and $21,486) was attributable to the Companies entities based outside of Canada and the USA.

As at March 31, 2016, the following non-current assets were attributable to the Company’s entities based in the USA: $122 of property and equipment, $224 of intangible assets, and $893 of goodwill (June 30, 2015 - $180, $266, $867, respectively). As at March 31, 2016, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $472 of property and equipment, $13,090 of intangible assets and $4,172 of goodwill (June 30, 2015 - $549, $14,364, and $4,615 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

(22)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended March 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Subsequent events

a)	On May 2, 2016, the Company closed a bought deal public offering of shares (the “Equity Offering”), comprised of both Variable Voting Shares and Common Voting Shares (collectively, the “Shares”) through a syndicate of underwriters (the “Underwriters”), pursuant to which the Company issued 8,667,000 Shares of the Company at a price of $7.50 per Share for aggregate gross proceeds of $65.0 million. As part of the Equity Offering, the Company granted to the Underwriters an over-allotment option exercisable at any time up to 30 days after closing of the Equity Offering to acquire up to an additional 1,300,050 Shares. In the event that the over-allotment option is exercised in full, the aggregate gross proceeds of the Equity Offering will be approximately $74.8 million. The net proceeds from the Equity Offering will be used to repay borrowings under the Company’s Amended Term Facility, to fund its third party content properties and associated global distribution plans, and for general corporate and working capital purposes, including potential acquisitions.

b)	On May 13, 2016, the Company closed a private offering (the “Bond Offering”) of an additional $50 million aggregate principal amount of its 5.875% Senior Unsecured Notes due December 2, 2021 through a syndicate of underwriters at a price of $975.00 per $1,000.00 principal amount, plus accrued interest from and including December 2, 2015 through May 13, 2016. The net proceeds of the Bond Offering will be used to repay borrowings under the Company’s Amended Term Facility.

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